Enterra Energy Trust Announces Revised Credit Facilities

Calgary, Alberta – (Marketwire – June 10, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) has signed a term sheet with its lenders for new conventional credit facilities that offer increased flexibility for the Trust, increase the senior lending facility borrowing base and remove certain restrictions on the use of cash flow.  Enterra will operate under the new terms upon completion of the definitive lending agreements, expected by the end of June.  The principal terms of the new credit facilities are as follow:

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Re-established senior revolving credit facility with borrowing base increasing from $110 million to $135 million based on December 31, 2007 independent reserve information and subsequent events impacting reserves, such as first quarter asset sales and re-negotiated Oklahoma marketing contracts;

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Drawable second-lien facility with initial availability of no less than $13 million and a potential maximum of $15 million, declining by $3 million quarterly and terminating no later than September 2009;

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Lower interest rates on senior and second-lien facilities;

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Elimination of required quarterly debt reduction payments on senior facility;

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Removal of restrictions on the use of cash flow for debenture interest payments and for repayment of second-lien debt;

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Continued restriction on distribution of cash flow to unitholders without express approval of lenders while the second-lien facility is available. Second-lien facility can be paid off and terminated at any time, at the discretion of Enterra’s management;

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Revised lending syndicate now includes only three banks (The Bank of Nova Scotia, Union Bank of California and HSBC Bank Canada), and all syndicate members will hold positions in both the senior and second-lien debt.  Previously, the syndicate consisted of four banks and the second-lien debt was held solely by The Bank of Nova Scotia.

Blaine Boerchers, Enterra’s Chief Financial Officer said, “We are extremely pleased to have re-established conventional revolving lending terms with our bankers.  Management has worked diligently to reduce the Trust’s debt and to develop a partnering relationship with our lending syndicate.  The new facilities provide us with the flexibility to focus on our business plan and continue to develop our long term strategy.  Further, we delivered on our promise to unitholders to resolve this in the second quarter of the year.”

Enterra continues to anticipate that distributions of cash to unitholders will not resume prior to November 2008 while surplus cash flow is directed to a balance between further debt reduction and capital re-investment.

Although this revised credit facility allows for maximum borrowings of at least $148 million compared to the previous maximum of $139.1 million, the Trust still remains focused on reducing total debt. The increased borrowing capacity allows financing flexibility for any opportunities that may arise in the short term.

About Enterra Energy Trust

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws, regulatory matters and completion of definitive credit and security documents. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com